

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

<u>Via E-mail</u>
George Baldwin
Vice President
CABCO Series 2004-102 Trust (SBC Communications Inc.)
68 South Service Road, Suite 120
Melville, New York 11747

      Re: CABCO Series 2004-102 Trust (SBC Communications Inc.)
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 26, 2012
               File No. 001-32387

Dear Mr. Baldwin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Rolaine S. Bancroft

               Rolaine S. Bancroft
               Senior Special Counsel